UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Auris Medical Holding AG (Nasdaq: EARS, the “Company”) announced today that it has received notice from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, due to the Company’s continued non-compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), the Company’s common shares would be subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company today requested a hearing before the Panel, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

As previously disclosed, on July 31, 2018, the Company received a letter from the Staff indicating that the minimum bid price for the Company’s common shares had closed below $1.00 per share for a period of 30 consecutive business days and, in accordance with the Nasdaq Listing Rules, the Company had been granted a 180-day compliance period, through January 28, 2019, to regain compliance with the minimum bid price requirement. The Company did not timely regain compliance prior to January 28, 2019, and was not eligible for a second compliance period, which resulted in the Staff’s issuance of the recent notice to the Company.

At the hearing before the Panel, the Company intends to present its plan to evidence and thereafter sustain compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2); however, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing criteria prior to the expiration of any additional extension period that may be granted to the Company.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-228121) and the registration statement on Form S-8 (Registration Number 333-223855) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated February 8, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: February 8, 2019